SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1036, of 10.24.2024 DEL-184 of 10.15.2024

CERTIFICATE

MINUTES OF THE THOUSAND AND THIRTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

On the 24th day of October of the year 2024, at 09:00 hours, the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Company”) met at the company's head office located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro - RJ, as called by the Chairman of the Board of Directors, by means of electronic correspondence, on October 17, 2024, pursuant to article 25, §4, of the Company's Bylaws. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), took over the presidency of the proceedings, with the following Board Members also present: ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no absences recorded.

Resolutions: DEL-184/2024. (i) Approve the contracting of financing via Export Credit Agencies (“ECA”), with an 80% guarantee by the Italian Development Agency SACE, in the SACE Push Strategy modality, the final amount of which to be issued in dollars (USD) will be up to USD 400 million, which will be divided among a syndicate of banks, with a three-year grace period and an additional seven years for payment. The funds will be used to reinforce the Company’s cash flow (“SACE ECA Contracting”); (ii) Delegate Powers to the Vice Presidency of Finance and Investor Relations to perform all necessary acts and actions with a view to concluding the transactions described in item 1, including concluding the approval of the definitive operational aspects and documentation of the contracting of the proposed financing, including: a) Execution of the respective instruments of the credit agreement operation, as well as any amendments to such instrument that may be necessary, observing the limits provided for, and the SWAP negotiation note, with the designated institution; b) Measures that are necessary for the conversion of the transaction to CDI, such as confirmation of the rate (market and credit) presented by the bank at the time of the transaction. c) Permission for the Company to incur exposure to the Hedge Coordinator potentially above the Company's ordinary operating limit before this institution. (iii) Ratify all acts already performed by the Company's Vice President of Finance and Investor Relations, the Company's President (CEO) and the Company's attorneys, as applicable, to implement the resolutions provided for herein, including, but not limited to, the hiring of the coordinating banks, the development agency SACE, other agents and legal advisors involved in the ECA SACE Contract and any operations ancillary to the ECA SACE Contract, among others. and (iv) Approve that the contractual instruments subject to this Resolution that are under negotiation will only be signed after the drafts are validated by the Finance and Legal departments, so that no relevant effects are incorporated in relation to the approvals subject to this Resolution.

Decision: Items (i), (ii), (iii) and (iv) of the Resolutions were unanimously approved by the Board Members present, approving (1) the contracting of financing via Export Credit Agencies (“ECA”), with an 80% guarantee by the Italian Development Agency SACE, in the SACE Push Strategy modality, the final amount to be issued in dollars (USD) of which will be up to $400 million, which will be divided between a syndicate of banks, with a three-year grace period and an additional seven years for payment. The funds will be used to reinforce the Company’s cash flow (“ECA SACE Contracting”); (2) Delegate Powers to the Vice-Presidency of Finance and Investor Relations to perform all acts and actions necessary to conclude the transactions described in item 1, including concluding the approval of the definitive operational aspects and documentation of the contracting of the proposed financing, including: a) Signing of the respective instruments of the credit agreement transaction, as well as amendments to such instrument that may be necessary, observing the limits provided for, and SWAP negotiation note, with the designated institution; b) Measures that are necessary to convert the transaction to CDI, such as confirmation of the rate (market

GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1036, of 10.24.2024 DEL-184 of 10.15.2024

and credit) presented by the bank at the time of the transaction; c) permission for the Company to incur exposure with the Hedge Coordinator potentially above the Company's ordinary operational limit before this institution; (3) Ratified all acts already performed by the Company's Vice-Presidency for Finance and Investor Relations, by the Company's President (CEO) and by the Company's attorneys, as applicable, to implement the resolutions provided for herein, including, but not limited to, the hiring of the coordinating banks, the development agency SACE, other agents and legal advisors involved in the ECA SACE Contract and any operations ancillary to the ECA SACE Contract, among others; and (4) Approved that the contractual instruments subject to this Resolution that are under negotiation will only be signed after the drafts have been validated by the Finance and Legal Departments, so that no relevant effects are incorporated in relation to the approvals subject to this Resolution.

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items resolved at this Board of Directors Meeting is filed at the Company's headquarters. With no further business to discuss regarding DEL-184/2024, Chairman VICENTE FALCONI CAMPOS (VFC) declared the related work closed and instructed the Board's Governance Secretary to prepare this Certificate, which, after being read and approved, will be signed by the Chairman of the Board of Directors. The other deliberations made at this meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Administration's duty of confidentiality, according to the "caput" of article 155 of the Corporations Law, and are therefore outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were VICENTE FALCONI CAMPOS (Chairman), FERNANDO KHOURY FRANCISCO JUNIOR (Secretary), ANA SILVIA CORSO MATTE, FELIPE VILLELA DIAS, DANIEL ALVES FERREIRA, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA and PEDRO BATISTA DE LIMA FILHO (Board Members).

Rio de Janeiro, October 28, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.